SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            ELECTRIC LIGHTWAVE, INC.
                       (NAME OF SUBJECT COMPANY) (ISSUER)

                              ELI ACQUISITION, INC.
                        (NAME OF FILING PERSON) (OFFEROR)

                         CITIZENS COMMUNICATIONS COMPANY
                        (NAME OF FILING PERSON) (OFFEROR)

                COMMON STOCK, CLASS A, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 CUSIP 284895109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JERRY ELLIOTT
                         CITIZENS COMMUNICATIONS COMPANY
                                3 HIGH RIDGE PARK
                          STAMFORD, CONNECTICUT, 06905
                                 (203) 614-5600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 WITH A COPY TO:

                              DAVID KROENLEIN, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1):   $8,098,059   Amount of Filing Fee(2): $745

(1) For purposes of calculating fee only. This calculation assumes the purchase of 11,568,656 shares of Class A common stock, par value $.01 per share (the "Shares"), of Electric Lightwave, Inc., at a purchase price of $0.70 per Share, net to the seller in cash. Such number of Shares assumes (i) 7,843,452 Shares outstanding (excluding Shares already held by Citizens Communications Company and its subsidiaries) as of March 31, 2002 and (ii) the exercise of up to 3,725,204 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:       Not applicable
         Form or Registration No.:   Not applicable
         Filing Party:          Not applicable
         Date Filed:     Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.
         /X/      issuer tender offer subject to Rule 13e-4.

         /X/      going-private transaction subject to Rule 13e-3.
         / /      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         This Tender Offer Statement on Schedule TO relates to the offer by ELI Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Citizens Communications Company ("Citizens"), a Delaware corporation, to purchase all outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Electric Lightwave, Inc., a Delaware corporation ("ELI"), that Citizens and its subsidiaries do not currently own, at a purchase price of $0.70 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 12(a)(2). The information in the Offer to Purchase under the captions "Summary", "Introduction", "Special Factors", "The Tender Offer", "Material Federal Income Tax Consequences", "Price Range Of The Shares; Dividends", "Certain Information Concerning ELI", "Certain Information Concerning The Purchaser And Citizens", "Source And Amount Of Funds", "The Merger; Appraisal Rights", "Fees And Expenses" and Schedules I, II and III to the Offer to Purchase are incorporated herein by reference as set forth below.

ITEM 1.  SUMMARY TERM SHEET.

     See the section of the Offer to Purchase captioned "Summary".

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) See the section of the Offer to Purchase captioned "Certain Information Concerning ELI".

     (b)  See the section of the Offer to Purchase captioned "Introduction".

     (c) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Citizens" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Citizens").

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) See the sections of the Offer to Purchase captioned "Summary", "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Other Possible Purchases Of Shares", "Special Factors - Certain Effects of the Offer and the Merger", "The Tender Offer - Terms Of The Offer; Expiration Date", "The Tender Offer
          - Acceptance For Payment And Payment For Shares", "The Tender Offer - Procedures For Accepting The Offer And Tendering Shares", "The Tender Offer - Withdrawal Rights" and "Material Federal Income Tax Consequences".

     (b) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Citizens" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Citizens").

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) See the sections of the Offer to Purchase captioned "Certain Information Concerning the Purchaser and Citizens - Citizens".

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a), (b) and (c) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger", "Special Factors - Other Possible Purchases Of Shares", "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of Citizens After The Offer And The Merger", and "Special Factors - Conduct Of Citizens If The Offer Is Not Completed".

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a), (b) and (d) See the section of the Offer to Purchase captioned "Source And Amount Of Funds".

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  See the section of the Offer to Purchase captioned "Introduction" and
          Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Citizens ").

     (b) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Class A Common Stock Of ELI").

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) See the sections of the Offer to Purchase captioned "Introduction" and "Fees And Expenses".

ITEM 10. FINANCIAL STATEMENTS.

     (a) The financial statements of the Purchaser and Citizens are not material to the Offer.

     (b) Pro forma financial statements of the Purchaser and Citizens are not material to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(1) None.

     (a)(2) See the sections of the Offer to Purchase captioned "Introduction", "The Tender Offer - Acceptance For Payment And Payment For Shares" and "The Tender Offer - Certain Legal Matters; Regulatory Approvals".

     (a)(3) See the section of the Offer to Purchase captioned "The Tender Offer
            - Certain Legal Matters; Regulatory Approvals".

     (a)(4) See the sections of the Offer to Purchase captioned "Special Factors
            - Certain Effects Of The Offer And The Merger".

     (a)(5) None.

     (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)(1) Offer to Purchase dated May 20, 2002.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) None.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b)    None.

     (d)    None.

     (g)    None.

     (h)    None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 2. Subject Company Information.

      (d) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

      (e)   Not applicable.

      (f) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Class A Common Stock Of ELI").

Item 3. Identity and Background of Filing Person.

      (b) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Citizens" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Citizens").

      (c) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Citizens" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Citizens").

Item 4.  Terms Of The Transaction.

      (c)   None.

      (d) See the section of the Offer to Purchase captioned "The Merger; Appraisal Rights".

      (e) See the section of the Offer to Purchase captioned "Certain Information Concerning ELI".

      (f)   Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations And Agreements.

      (a)   None other than those described in paragraphs (b) and (c).

      (b)   See the sections of the Offer to Purchase captioned "Special Factors
            - Background To The Offer And The Merger", "Special Factors - Conduct Of Citizens After The Offer And The Merger", "Certain Information Concerning The Purchaser And Citizens - Certain Transactions" and Schedule II to the Offer to Purchase ("Information Concerning Transactions in the Common Stock of ELI").

      (c) See the sections of the Offer to Purchase captioned "Introduction" and "Special Factors - Background To The Offer And The Merger".

Item 7. Purposes, Alternatives, Reasons And Effects.

      (a), (b) and (c) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger" and "Special Factors - Position Of Citizens As To Fairness Of The Offer And The Merger".

      (d)   See the sections of the Offer to Purchase captioned "Special Factors
            - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of Citizens After The Offer And The Merger", "Special Factors - Conduct Of Citizens If The Offer Is Not Completed", and "Material Federal Income Tax Consequences".

Item 8. Fairness Of The Transaction.

            (a), (b), (c), (d) and (e) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Position Of Citizens As To Fairness Of The Offer And The Merger", "Special Factors - Summary Of Report of Salomon Smith Barney To The Board of Directors of Citizens", "Special Factors - Other Possible Purchases Of Shares" and "Special Factors - The Merger."

      (f)   None.

Item 9. Reports, Opinions, Appraisals And Negotiations.

            (a),(b) and (c) See the section of the Offer to Purchase captioned "Special Factors - Summary of Report of Salomon Smith Barney To The Board of Directors of Citizens".

Item 10. Source And Amount Of Funds Or Other Consideration.

      (c)   See the section of the Offer to Purchase captioned "Fees And
            Expenses".

Item 12. The Solicitation Or Recommendation.

      (d)   See the section of the Offer to Purchase captioned "Special Factors
            - Conflicts Of Interest".

      (e) Except for the positions of the members of the Special Committee of the Board of Directors of ELI and the Board of Directors of Citizens as set forth in the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger" and "Special Factors - Position Of Citizens As To Fairness Of The Offer And The Merger", the filing persons are not aware of any officer, director or affiliate of ELI or any person listed on Schedule I to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

Item 13. Financial Statements.

      (a) (1) The audited consolidated financial statements of ELI as of and for the fiscal years ended December 31, 2001 and December 31, 2000 are incorporated herein by reference to the Consolidated Financial Statements of ELI included as part of ELI's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

      (2) The unaudited consolidated financial statements of ELI for the three months ended March 31, 2002 are incorporated herein by reference to
            Item 1 ("Financial Statements") of Part I of ELI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

      (3) See the section of the Offer to Purchase captioned "Certain Information Concerning ELI - Financial Information".

      (4)   See the section of the Offer to Purchase captioned "Special Factors
            - Position of Citizens as to Fairness of the Offer and the Merger - Other Factors."

      (b)   Pro forma financial statements of ELI are not material to the Offer.

Item 14. Persons/Assets Retained, Employed, Compensated, Or Used.

      (b)   None.

Item 16. Exhibits.

      (c) Report provided to the Board of Directors of Citizens by Salomon Smith Barney Inc.

      (f) See the section of the Offer to Purchase captioned "The Merger - Appraisal Rights" and Schedule III to Exhibit 12(a)(1) "Section 262 of the Delaware General Corporation Law".

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           ELI ACQUISITION, INC.

                           By: /s/ Donald Armour
                               -----------------------------------------
                                Name: Donald Armour
                                Title: Vice President & Secretary

                           CITIZENS COMMUNICATIONS COMPANY

                           By: /s/ Donald Armour
                               -------------------------------------------
                                Name: Donald Armour
                                Title: Vice President, Finance & Treasurer

Date: May 20, 2002

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

12(a)(1)          Offer to Purchase dated May 20, 2002.

12(a)(2)          Letter of Transmittal.

12(a)(3)          Notice of Guaranteed Delivery.

12(a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

12(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

12(a)(6)          Not applicable.

12(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

12(b)             Not applicable.

12(c)             Not applicable.

12(d)             Not applicable.

12(e)             Not applicable.

12(f) Summary of Appraisal Rights (included in Exhibit 12(a) (1) in the section captioned "The Merger - Appraisal Rights") and
                  Schedule III to Exhibit 12(a)(1) "Section 262 of the Delaware General Corporation Law").

12(g)             Not applicable.

12(h)             Not applicable.

16(c) Report provided to the Board of Directors of Citizens by Salomon Smith Barney Inc.